Exhibit 21
                                   ----------

                                  SUBSIDIARIES
                                       OF
                              CONDOR CAPITAL, INC,


(1) Rogart Ltd., a wholly owned subsidiary, acquired for the development of DesignerMale.com an online men's boutique. Due to the changing environment within internet commerce, DesignerMale.com has ceased operations though the Company continues to own 100% of Rogart Ltd. Currently, Rogart Ltd. has no operations or ongoing business.

(2) Konnect Corp., a Delaware Corp. The Company owns a 50% of Konnect Corp., a Delaware corporation. Konnect is the developer of a digital network layer required by Application Service Providers for real time interactive data networking. This network operating environment will set new standards in the communications industry. Constructed of fiber optics, wireless and conventional systems, Konnect enables RELIABLE, SECURE, HIGH SPEED, HIGH QUALITY application services. Konnects' network operating system poses a significant alternative to internet services and expensive private networks as a communications platform.